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                                       Filed by Forest Oil Corporation
                                       pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934


                                       Forest Oil Commission File No: 001-13515
                                       Forcenergy Commission File No. 000-26444
                                       Subject Company: Forcenergy Inc.


THE FOLLOWING IS A TRANSCRIPT OF AN INVESTOR AND ANALYST CONFERENCE CALL REGARDING FOREST OIL CORPORATION'S SECOND QUARTER EARNINGS RELEASE.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BETWEEN FOREST AND FORCENERGY. FOREST AND FORCENERGY WILL FILE THE JOINT PROXY STATEMENT/PROSPECTUS WITH THE SEC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY FOREST AND FORCENERGY WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO FOREST) MAY ALSO BE OBTAINED FOR FREE FROM FOREST BY DIRECTING SUCH REQUEST TO: FOREST OIL CORPORATION, 1600 BROADWAY, SUITE 2200, DENVER, COLORADO 80202, ATTENTION:
DONALD H. STEVENS, VICE PRESIDENT AND TREASURER, TELEPHONE: 303-812-1400; E-MAIL: INVESTORRELATIONS@FORESTOIL.COM.

FOREST, ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" OF PROXIES FROM FOREST'S SHAREHOLDERS IN CONNECTION WITH THE MERGER. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE MERGER WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

     FEMALE SPEAKER: At this time I would like to welcome everyone to the Forest Oil Corporation 2000 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks,
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there will be a question and answer period. If you would like to ask a question during this time, press the number one on your telephone key pad. If you would like to withdraw your question press the pound key. Thank you. Mr. Don Stevens, Vice President of Capital Markets and Treasurer, you may begin your conference.

     DON STEVENS: Good morning from Denver Colorado. With me today is Bob Boswell, Chairman and CEO of Forest Oil. He'll give you an update following which Dave Keyte, who's our Executive Vice President and CFO, will review the numbers with you briefly.

     Before that I need to read a forward looking statement. This conference call will include forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in the Company's 1999 annual report on Form 10K as filed with the SEC.

     In addition, investors and security holders are advised to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4
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to be filed with the SEC in connection with the proposed merger between Forest and Forcenergy. Forest and Forcenergy will file the joint proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the joint proxy/statement prospectus either from the SEC or by contacting Forest Oil. Forest, its directors, executive officers and certain members of management and employees may be considered participants in the solicitation of proxies from Forest's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be obtained in the registration statement on Form S-4 when it is filed.

     With that behind us, I'll turn the call over to David Keyte.

     DAVID: Thanks, Don. During the second quarter of 2000, Forest earned 11.4 million or 21 cents a share prior to translation loss. This is another record quarterly earnings for the company adding to its first quarter record. Cash flow before working capital changes totaled 36 million or 67 cents a share which also represents a record for a quarter for the company. At this point, during the first six months, the company has now out earned its previous annual record established over 20 years ago and the record is one in an 84 year company so it's quite an impressive record so far this year.

     The quarterly record streak continued with EBITDA over
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45 million dollars for the quarter. The major cause of the record performance was the robust price environment and continued sequential production growth. During the quarter, we produced about 226 million a day, up three percent from the first quarter. Production, however, was negatively effected by property sales and a government ordered shut in at Surmont. We continue to feel at this point very comfortable with our previous guidance of 235 to 260 million cubic feet a day on average for 2000. However, we are not going to model Forest separately after this quarter. We will be doing our modeling on a pro forma basis from this point forward.

     During the first quarter cash flow was essentially flat with capital expenditures resulting in a stable net debt of about 385 million dollars. During the quarter we made a strategic investment in Petroleum Place. They are a private company which operates the vertical portal to the oil and gas industry. We intend to utilize this investment to stay abreast of E-commerce initiatives in the oil and gas business which will be particularly important in the merged entity where capital expenditures are anticipated to be 350 to 400 million dollars next year. We're hoping to gain significant amounts of synergy through E-commerce initiatives. Petroleum Place recently announced a subsequent investment by, and strategic alliance with, Halliburton.

     The differential widened on us in Canada much more
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than expected in the second quarter. The main reasons for this are that the basis differentials in Alberta at AECO NIT has increased to now about 60 cents, and by bringing on the Ft. Liard gas which has a lower realization to it affects the overall portfolio of gas by about five cents and our fixed price contracts within our net back pool affected us by about 10 cents. So that was a negative surprise to us which we did not anticipate three months ago, but certainly the differentials in Canada have widened out in this quarter. We don't view this as a long term issue. We believe that the differentials will continue to tighten as market forces work themselves out over the next three to six months.

     Due to the favorable pricing environment, we're moving our internal oil and gas NYMEX pricing assumptions to 27.50 and four dollars respectively for the last two quarters of this year. During the last conference call we estimated the 2000 EBITDA at 160 million to 190 million with cash flow of 125 to 155 million. Based upon our new price assumptions, we now estimate EBITDA of 195 million to 225 million and cash flow of 160 million to 190 million. It should be noted the price assumptions we are now using are about 6 to 12 percent respectively below the current market for oil and gas.

     In our press release we provided certain pro forma information which gives effect to the proposed merger with Forcenergy. There are a couple of things I want to focus
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on here. First I think in our SEC filings we had indicated that we would be somewhere between 480 and 490 million a day for the combined enterprise for the quarter and we came in above that. The assets of Forcenergy are out performing what we had anticipated and we are right in line with what we had anticipated. Notably also cash flow for the new Forest Oil for the quarter was about 88 cents a share or some $3.40 annually -- I'm sorry -- on an annualized basis. EBITDA was about 97 million dollars -- or I'm sorry -- about 95 million bucks which give you annualized rate of about 400 million dollars a year for EBITDA for the new enterprise. And shares outstanding which has now been scrubbed down pretty hard are right at 95 million. So we feel good about where we sit in terms of accretion which should result in an increased valuation for the combined enterprise as well as a stronger balance sheet which will give rise, we believe, to a little more latitude in allocating our capital.

     Right now, we're just slightly better than fifty percent leverage rate. We're slightly under that number. We anticipate with earnings from both companies on a go forward basis that that number will continue to fall. We don't anticipate any increase in debt as a result of the merger and at this point, it seems to be looking as planned or slightly better than planned. We had a combined management meeting to discuss capital allocation as well as plans for 2001 about three weeks ago and we'll be
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communicating our 2001 budget at the time of the closing of the merger.

     In modeling third quarter pro forma production, we're suggesting that people use a model range of 470 to 480 million a day. There are a couple of factors for this; one is that on the Forest Oil side we have a significant amount of drilling that's going on in the Gulf of Mexico and the timing on bringing that production on is uncertain although some of those discoveries have been announced and Bob will get into that a little later. And secondly, the production at Forcenergy we're still not certain about. We believe it's very strong, but their projects for the remainder of the year are mainly OBO projects; therefore a timing of those projects are out of the hands of the guys at Forcenergy. So we're suggesting that people use a model range of 470 to 480 million a day. We believe it'd be very safe on that range. The valuation of the company looks very strong at that range.

     With that, I'll turn it over to Bob and he'll take you through an operational update.

     BOB: Thank you, Dave. The second quarter was highlighted by activities related to the proposed merger with Forcenergy. As previously announced we reached an agreement with Forcenergy to merge on July 10 by exchanging 1.6 shares of Forest Oil common stock for each share of Forcenergy common stock as well as purchasing the Forcenergy preferred stock for Forest common stock. I'm
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happy to report that our merger plans are on track. We have filed the requisite filings with the SEC, which are currently being reviewed. We've begun development of an integration plan and identified the team which will be assembled to develop the details of the plan and have responsibility for its implementation. The plan is designated to capture at least 10 million in annual savings to create new efficiencies and values on the economies of scope and scale and to minimize negative effects on personnel and operational momentum.

     We recently held a meeting of senior operational personnel from both companies to initiate efforts related to development of our 2001 business plan. Included in this plan are activities associated with the sale and rationalization for approximately 100 BCFE of non-core assets over the course of the next two years. I was pleased by the rapport of the meeting, the extensive portfolio of projects and opportunities for growth for the combined company. I'm highly confident that this transaction will create exceptional value for both sets of shareholders and a company that will be well positioned to realize on one of the highest quality exploration portfolios assembled for a company of comparable size.

     We expect the transaction to close towards the end of October or first part of November and to hit the ground running with our integration plan. The result will be the tenth largest North American independent, the fifth largest
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                                                                          Page 9

independent producer on the shelf on the Gulf of Mexico, and a company with an unparalleled portfolio of growth opportunities for its size.

     At this point in time, I'd like to give you a brief review of Forest operations during the first half of the year. The company has been busy executing on its 2000 business plan. In the first half of the year, the company spent approximately 40 percent of its capital budget and expects to fully complete its plan for the year despite weather and equipment delays which have hampered the first part of the year and are part -- and are expected to prevail for the last part.

     Approximately one half of capital expense to date has been on drilling. The company through the first half of the year has drilled 22 wells, 16 of them being successful. You're beginning to see the results of this drilling effort with production increasing quarter to quarter. Production for the first half of the year was approximately on budget and growth has been expected throughout the remainder of the year from the remaining drilling programs and from wells which are currently being put on line or are in the processing of being completed.

     In Canada, the company drilled 11 wells during the first half of the year with ten of them being successful. Five of the wells were in the our foothills plays at Narraway and Cutpick where we have working interests varying from 40 to 50 percent and operate. A pipeline has
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been built into the Narraway area. One well has been put on production at the rate of 3.5 million cubic feet per day. One well is waiting hook up. A third well is being drilled. At Cutpick we have ordered pipe and will commence shortly on construction for the pipeline that will be operative in November. The company has four wells ready to hook up and expects to drill and complete at least two more wells for hook up before the end of the year. The company will be conducting an ongoing development program in these areas in cretaceous stacked age sands which produce sweet gas. The company has in excess of 70,000 gross acres in these areas which will provide it with an ongoing development program over the next two years.

         Our Narraway acreage has also been offset by what appears to be three successful deeper wells most likely in the Belloy formation which produces high deliverability sour gas. As result of this activity the company expects to drill a deep test on its acreage next year. The company also expects to drill two more wells on New Foothills prospects before the end of the year. One is an 8000 foot test of our federal prospects with Petro Canada which is north of our Narraway acreage The second is a lateral re-entry with Shell in the Southern Alberta foothills around their prolific Waterton gas field. We are in a joint venture here with Shell shooting 3-D seismic looking for similar thrust sheets to the Waterton field

     In the Northwest Territory the company recently spud
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its third exploratory well on the Nahanni Devonian carbonate thrust play. This well is between our initial discovery well P-66 and Chevron's discoveries on a license that is contiguous to our license on the south. The P66 well in which we have a 50 percent working interest was put on line this past May. This well has been flowed at a steady state rate of 20 million cubic feet of gas per day and 50 barrels of water per million. And this was flowing to mid July when it was shut-in for a Westcoast plant turn around. The well has recently been brought back on production and we expect it to produce at the 20 million cubic feet per day rate.

     Chevron's well was completed open hole with 7 inch tubing and was reported at an initial producing rate of 70 million cubic feet per day. Our exploration well which was recently spudded has the license designation of C31. We expect that well will take from 90 to 120 days to drill and test but we expect to know the results by around year end. Elsewhere in the territory we plan to hook up one gas well in the Liard area on the Shallow Mattson gas play this winter and to drill at least one additional exploration well there.

     In the Norman Well's area, 400 miles north of Liard we expect to conduct a 2-D seismic shoot on our acreage and to reenter the Nota Creek well we drilled two years ago to evaluate its oil potential.

     In our western business unit we have drilled two
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discoveries and one dry hole. The two discoveries are in the Southern part of the Jonah field in Wyoming and have demonstrated excellent production rates for this tight gas sand field. The first well here is currently producing around 10 million cubic feet per day. The second well after completing six or seven fracs is producing at approximately 12 million cubic feet a day. The company expects to drill one additional well in this area before the end of the year where it has an average working interest of approximately 60% and operates.

     The Western business unit also has been conducting a deep recompletion program in the Vermejo field in West Texas which has been successful. Here we are re-completing wells in the Ellenberger formation at 18,000 feet with good initial results.

     Moving South into the Gulf of Mexico onshore business unit, we've been completing field studies for our south Louisiana field. The result of these field studies have been encouraging. A number of new drilling prospects have been identified. Drilling on these prospects will commence 2001. This business unit is ahead of its production estimates and it has drilled two wells thus far this year out of a program of six. One of the wells in the McAllen field was completed successfully and the second well drilled in the Atchafalya Bay was dry.

     Into the Gulf of Mexico offshore, the Gulf group started off a little bit slow this year with the two first
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wells being dry, it has since made up on this by drilling three successful wells in a row. This business unit is budgeted to drill 14 wells this year. Its discoveries are Eugene Island 147 where we have a 25 percent working interest, Eugene Island 292 with 45 percent working interest, and Eugene Island 53 where we have a 100 percent working interest. The Eugene Island 53 well has not reached TD but has sufficient reserves identified to be classified as discovery. We had a rig problem on the well and had to temporarily abandon it until a rig can be brought to location to finish drilling. The deeper target sands not yet penetrated are the primary target in this well.

     In addition to the drilling program conducted thus far, the offshore business unit made two acquisitions which increased our working interest in two core properties. The company increased its interest in the High Island 116 area where we spudded a third well this week following two prior discoveries on this block. We now own a 100 percent working interest in this block. We also acquired additional interest in roughly 16 blocks around the Eugene Island 292 complex where we recently made a discovery. We've increased our working interest here from approximately 22 percent to 45 percent. Eugene Island 292 complex is one of the largest gas fields in the Gulf of Mexico. We made the initial discovery here in the 1960's. Most of the production is from shallower sands less than
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6000 feet depth. We acquired a 3-D cable bottom shoot and we're looking both for shallow exploitation opportunity and deeper exploration opportunity on the 292 complex.

     International. On the international front we've been equally busy. This marks the first year within the business unit where they were able to turn interpretive skills into drilling prospects. The company drilled its first international wildcat in Thailand earlier this year. This high potential prospect was drilled to a depth of roughly 6000 feet for a cost of approximately
1.5 million dollars and logged wet on the downthrown side of a major fault which dissected the structure.

     In Switzerland, the company is preparing to spud on August 12, the first exploration well drilled in this country in 11 years. This is a tight gas sand play where we hope to utilize American technology to develop a potentially large field that is crisscrossed by pipelines importing gas into the country. The well which keys off data from wells that've been drilled by the government looking for nuclear waste disposal sites has been evaluated by experts in tight gas reservoirs from around the world and has determined that this reservoir should be productive. We have a partner who will pay 60 percent of the drilling cost and 100 percent of the testing and completion costs for a 40 percent interest.
We should have this 9000 foot well down and tested by the end of September.
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     In South Africa the company has contracted rigs from Pride-Foramer to drill four wells with lineation fields. Drilling is scheduled to commence towards the first of October. The company has completed a development study of the field and is currently pursuing contracts for commercialization of the field. The company has a signed a letter of intent with Mossgas, a South African parastatal which operates a 30,000 barrels a day gas to liquids plant on the southern cape. We examined the constructions of the pipeline. The delivery is approximately 200 million cubic feet of natural gas per day for 30 years. The company is also examining other gas to power projects and gas to liquids possibilities along the western coast of South Africa. Forest is pursuing a black empowerment partner or partners for participation in development and commercialization in the field as well as other potential industrial partners.

     The company also intends to spud an exploration well in Albania during the fourth quarter on an oil prospect with estimated potential of 200 million barrels. Occidental is the operator and Forest Oil has a 30 percent working interest in this prospect. This is a mountain front thrust play where three thrusts stack up on top of each other. The bottom and the top sheets have discovered oil. The middle sheet which has not been tested is what we are drilling. The well will probably take six or seven months to drill and should be evaluated by the latter part
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of the first half of 2001.

     This concludes my remarks on operations. As you can tell, the company's experiencing success on a number of fronts, expect to see production growth throughout the remainder of the year well into 2001. At this point in time, we'll open up the conference call for questions.

     MALE SPEAKER: Are there any questions?

     FEMALE SPEAKER: At this time I would like to remind all participants if you would like to ask a question, please press the number one on your telephone key pad. Your first question comes from Shannon Nome of Bank of American Securities.

     SHANNON: Hey. Good morning, guys.

     MALE SPEAKER: Hi, Shannon.

     MALE SPEAKER: Good morning, Shannon.

     SHANNON: Just curious in terms of mid year reserves and I know we don't obviously do mid year reserves at mid year, but just noting -- you know, DD&A rates continue to creep a bit. You know, do you have any targets for production replacement this year or finding cost targets this year you can share with us at this point?

     MALE SPEAKER: Shannon, we have our business plan and under our business plan we expect to replace before any assets sales 120 to 150 percent of our production. And our finding costs should be in around the $1.20 range if prices don't fall and service costs don't run too much.

     SHANNON: Okay.
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     MALE SPEAKER: We've tried to anticipate that.

     MALE SPEAKER: But the $1.20, Shannon, is higher than our current DD&A rate so you may see that creep continue.

     SHANNON: Okay.

     MALE SPEAKER: I think the other thing, Shannon, if you look at the first part of the year about -- only about half of our money was spent on drilling which added reserves, the other half was on infrastructure and land and that adds to the -- part of that adds to the incremental DD&A.

     SHANNON: All right. Okay. Thank you.

     FEMALE SPEAKER: Your next question comes from Ken Beer with Johnson Weiss.

     KEN: Hi, guys. Actually just a follow up on that -- on the service cost side, Bob, give us some thoughts as to you have -- how you get your arms around that. I know back in `97, y'all were pretty quick to back away from spiraling up Gulf of Mexico rig rates. You know, what's your position or stance now? Obviously you've got a lot more areas of operations where you put dollars but can you give us a sense of what you're seeing on the service cost side and what you can do about it?

     MALE SPEAKER: Sure, Ken. The service cost has risen by about 20 percent thus far on average. It varies -- you know, from area to area and from type of services and these sorts of things. Those -- you know, the real concern for us is not as much the increase in service cost as it is the
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decrease in quality of -- of service and the condition of equipment and those sorts of things. So -- and that has historically been a bigger cause of cost increase than the actual price. We -- we expect the market to be tight. We also wanted the benefit of scope and scale from the combination is that we will be a larger purchaser and through that I think we'll be able to negotiate longer term relationships and as a consequence better prices and we'll be able to lock in the quality we want.

     KEN: Fair enough. Just to shift gears one second. I'm heading up in Canada for a moment. In terms of the timetable for, I guess, now the C31 well, if you assume everything goes right which obviously it never does, but if it goes on schedule, what's the timetable there to actually get production on line and, you know, getting paid for gas flowing.

     MALE SPEAKER: I -- Ken, we expect to have that well down in 90 to 120 days and after that we would probably conduct 30 days of testing and completion and hook up. It may take slightly longer than that given weather conditions and things of that nature, perhaps 60 days, but this well is right on the pipeline route. So it's not going to -- it's not going to be a long time related to hooking up and laying the line to get it to flow.

     KEN: Okay. So I mean, essentially it would be this upcoming winter you'd be flowing if all works according to plan.
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     MALE SPEAKER: Yes. That's what we would expect.

     KEN: All right. Well, good enough. Let me step back for now. Thanks, guys.

     MALE SPEAKER: Okay. Thank you.

     FEMALE SPEAKER: Your next question comes from Jared Carson with Dain Rauscher Wessels.

     JARED: Hi. Good morning. Enjoying a lot of success there in Cutpick with the addition of the second rig. Do you have an idea of how many wells you might target for `01?

     MALE SPEAKER: Yeah. Jared, we're trying to -- we're looking at that right now as part of our 2001 business plan. The preliminary notion is to keep two rigs drilling on the -- pretty much a continual basis through 2001 and that would imply anywhere from six to eight wells next year.

     JARED: And so the -- the plant that you have that you mentioned will be probably on line in December, will that be for production from both Cutpick and Narroway, I presume here? Narroway being that sour.

     MALE SPEAKER: No. Actually at this stage, Narroway -- the gas there is sweet gas and it goes into a separate pipeline situation.

     JARED: Okay.

     MALE SPEAKER: The Cutpick is a new pipeline and we will be producing sweet gas through it. It's sized for 40 million a day without compression. I think the four wells
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we've tested thus far, we're expecting to produce on a steady state basis of roughly 22 million a day. So we've got some -- a little bit of running room there and we've put compression on the line to increase its flow capacity.

     JARED: Great. And one final question. I missed the number on the Mossgas gas LOI. What was the rate?

     MALE SPEAKER: It would be 200 million a day.

     JARED: Okay. Thank you.

     FEMALE SPEAKER: Thank you. Your next question comes from Tom Parker with Chase Securities. Go ahead please.

     TOM: Can you give us an idea of how much production you lost due to the problems at Surmont and how much from property sales?

     MALE SPEAKER: Yes, Tom. We lost about 2.3 million a day on property sales, about a million and a half a day on the Surmont shut-in

     TOM: Okay. And then at Ft. Liard can you remind me on what your realization is relative to the Canadian benchmark? What's the differential on that?

     MALE SPEAKER: Go ahead.

     MALE SPEAKER: Yeah. I think I can, Tom. Let me look and see. We were getting in July at Liard before the plant turn around, we were getting $3.37 per MCF Canadian. That's probably about -- that's probably about two and a quarter U.S. Our royalties are about 20 cents, field operations about a dime, so I think we're a net back $1.95 out of Liard in July at the wellhead.
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     TOM: Okay. And then in South Jonah as you move -- go into 2001, how much more do you have to do there?

     MALE SPEAKER: We have one more well we're going to drill before the end of the year. We're shooting 3-D seismic and from that we may define some additional locations.

     TOM: And then in terms of -- what well will come on in the third quarter from the gulf? Sounds like most of it's fourth quarter. Am I right in that?

     MALE SPEAKER: Well, let's see. I think on 292 we're going to be hooking that up and we're doing a simultaneous completion and hook up with the drilling so that should be on in September. At High Island 116 we should have down and drilled middle -- it'll be on during the fourth quarter. At Eugene Island 53 we've ordered a caisson and flow line and we'll try and get that on as soon as possible. It may be as early as October. So some of these will be coming on a little bit earlier. I think the Eugene Island 147 is scheduled to come in on -- and be put on line in December right now. So we're trying to accelerate that.

     MALE SPEAKER: The biggest production hit in the Gulf is going to happen when the secondary sands run out in the 116 wells. We can get up to the primary zones and those are much higher rate zones than -- and ones that will -- will drive production significantly out of the Gulf, but it's a -- waiting game there. Good news is you've got more reserves. Bad news is you can't get to the high rate yet.

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     TOM: Any kind of preliminary expectation on that or is it just too hard to say right now?

     MALE SPEAKER: I think, Bob, you can correct me here. I think we've been expecting it every week for the last eight weeks so.

     MALE SPEAKER: This is a kind of a unique situation where the wells out -- both wells are out performing the amplitude. So we're going to keep producing it as long as they produce. They're both producing in the 15 million a day range and those are nice wells. The zones that we're going up to -- the better zones than the -- the B1 wells have never been tested but it's the lower zones, we got initial rates of around 50 million a day. So we have some pretty high expectations for those higher zones, but you don't know `til you pop them.

     TOM: Great. Thank you.

     FEMALE SPEAKER: Thank you. Your next question comes from John Lydecker with Whitman. Go ahead please.

     MALE SPEAKER: Hello. We lost that one.

     FEMALE SPEAKER: I do apologize, sir. He withdrew his question. Your next question comes from David Snow --

     DAVID: Yes. Hi. I'm wondering -- I saw just yesterday that Enron oil and gas is moving into the McKenzie. I'm wondering if you have any idea how close they are to your wells and whether this could be any synergy or would that be competition or how you look at that?
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     MALE SPEAKER: Well, I -- I have not seen that announcement. I'm not surprised. This is an area that has great potential. We would view them -- and it's a very large area. We would view them as naturally as good healthy competition. But in a very positive light. We think obviously very highly of Enron Oil and Gas and this is a remote enough area and a large enough area that we aren't too worried about bumping into each other.

     DAVID: Are you going to be able to take the gas -- oil out if you're successful there?

     MALE SPEAKER: At Norman wells there's the in bridge pipeline that is built into that area. It -- it moves -- has capacity to move about 50,000 barrels a day and it's currently only moving about 20,000 barrels a day. So the answer is yes.

     DAVID: How come you didn't finish testing it two years ago?

     MALE SPEAKER: Well, we got in there and the weather window is pretty short there and we needed to get the completion and rig that we were going to do the testing out of there it would be stacked literally for a year at a cost to us. And then at the following winter oil prices were in the $12 range and we didn't feel like we wanted to go spend money on an oil prospect at that point in time.

     DAVID: Is this a major reserve prospect or how could you characterize it?

     MALE SPEAKER: Well, I would characterize it as large
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                                                                         Page 24

by continental U.S. lower 48 onshore potential. It's a -- but we're in a new frontier area. We don't have calibrated logs. Some of these things look good on the log, but you never know `til you get in and try to work them. So obviously -- it has a lot of running room on it if we're successful on the testing.

     DAVID: What? In the range of 100 million or more than that in barrels?

     MALE SPEAKER: Yeah. That's a good approximation.

     DAVID: Okay. What's the sixth well that you're going to drill in the Cutpick area? Where is that going to go?

     MALE SPEAKER: Well, we have -- we have an interest in 60 to 70,000 acres there and we've been -- we shot 3D and we're just more or less going on a development program across a -- kind of a thrust that runs along the front of the mountain range. So its location will be -- I believe it's to the north of our existing well.

     DAVID: Okay. And just back on the Norman wells, who is your partner -- you're 50 percent with who there?

     MALE SPEAKER: It was Ranger, but Ranger farmed out to Grey Wolf drilling and Grey Wolf is a Canadian drilling company not to be confused with U.S. drilling company and it has -- its ownership has a significant owner in Abraxas which is a U.S. E&P company which has been active in Canada for several years.

     DAVID: Okay. When you said 100 or 500, is that a range of possibly what you're looking at there?
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                                                                         Page 25

     MALE SPEAKER: No. No. That's too large.

     DAVID: 100.

     MALE SPEAKER: Yeah. I -- that's a round number. I mean we've -- based on our seismic we can map this particular reservoir but frankly at this stage, we don't even need to know if it will produce.

     DAVID: Are your royalties pretty good up there.

     MALE SPEAKER: Yeah. Yeah. We have royalties that started about four percent and then escalate from there and they -- the government has an option to convert into a permanent royalty or a -- a net profits interest.

     DAVID: What is that going to convert into if it converts to a net profits?

     MALE SPEAKER: I think they -- it's a working interest and I think it's a 30 percent working interest or a ten percent royalty. It's something along those -- I haven't looked at those in several months, but it's a favorable royalty regime and their decision will be based upon kind of their evaluation of which economics is the best one.

     DAVID: Okay. Thank you.

     MALE SPEAKER: Thank you.

     FEMALE SPEAKER: Thank you. Your next question comes from Howard Slinker with Slinker and Company.

     HOWARD: Hello, everybody.

     MALE SPEAKER: Morning.

     HOWARD: If I understand it right your contract with Mossgas alone would be enough to use up all the gas in that
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                                                                         Page 26

field that is now defined over 20 years of course. That's correct.

     MALE SPEAKER: No. Well, Howard, that's -- that's just based on these delineation wells and proving up, you know, a couple of TCF's of gas. We expect this field could be larger than that. These delineation wells will help give us a sense of that. But no, it's not -- it wouldn't use up all the gas. This is assuming the drilling of the wells over a seven year period.

     HOWARD: But you're going to tell them what? 200 B a year?

     MALE SPEAKER: 200 million cubic feet a day.

     MALE SPEAKER: That's 73 B.

     HOWARD: Excuse me 73 B a year.

     MALE SPEAKER: Yeah.

     HOWARD: I made a 70-- I meant 75. And over 20 years that's-- isn't that a T and a half?

     MALE SPEAKER: Yeah.

     MALE SPEAKER: Yeah.

     HOWARD: Yeah. So that's what I meant. As it now stands you think that a T and one half before you start looking for more. Is that correct?

     MALE SPEAKER: Yeah. That's our -- you know, that's a good number. We think it could be quite larger than that.

     HOWARD: Yeah. Obviously.

     MALE SPEAKER: But we've got -- we've got a lot of work to do.
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                                                                         Page 27

     HOWARD: Okay. I just wanted to clarify that. Thanks.

     MALE SPEAKER: Sure.

     FEMALE SPEAKER: At this time, there are no further questions, sir. You may do your closing remarks.

     MALE SPEAKER: Okay. Yes. No more questions so we want to thank everyone for joining us on the conference call today. You should have our press releases. If you don't you can go to our web site and obtain those at ForestOil.com. And we would welcome any additional interest or questions you might have. Thank you.

     FEMALE SPEAKER: This concludes the Forest Oil Corporation 2000 earnings corporation conference call. You may all disconnect.